                        Filed by Antigenics Inc. (Commission File No. 000-29089)
                           pursuant to Rule 425 under the Securities Act of 1933


Subject Company:  Aronex Pharmaceuticals, Inc. (Commission File No. 000-20111)

This material is not a substitute for the prospectus/proxy statement Antigenics and Aronex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information. The proxy statement/prospectus and other documents filed by Antigenics and Aronex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Antigenics or Aronex.

This material contains forward-looking statements. These include statements about the future financial position of Antigenics and Aronex Pharmaceuticals, Inc. and their ability to generate positive cash flows, their ability to obtain market approval for their products, their development and regulatory expenses, the potential commercial success of programs in development and marketing and the consummation and impact of the merger. Several risks and uncertainties could cause actual results to differ materially from those projected in the forward-looking statements. These factors include the ability to satisfy regulatory requirements, the outcome of clinical trials, the efficacy of products that are commercialized, the ability to convince the medical community to adopt products, competition from pharmaceutical and biotechnology companies, difficulties and costs associated with integration of the businesses, the strength of intellectual property rights, the ability to raise capital and the risk factors included in the Antigenics and Aronex SEC filings.

[The following is a portion of a transcript of an April 24, 2001 conference call with analysts, investors and others regarding the proposed transaction between Aronex and Antigenics.]

Gary Foster:          Thank you, Andy. And welcome to our call. And I would just like to repeat that we do have two items that we will be discussing today. One will be the Antigenics first quarter earnings and performance. And the other will be the Antigenics and Aronex Pharmaceuticals merger.

                      I would like to remind everybody also that this call may contain forward-looking statements by Antigenics' and Aronex Pharmaceuticals' senior management based on current expectations.

                      Various factors could cause actual results to differ materially from those projected on this call, including those predicting the timing of clinical trials, the efficacy of products, or the availability of capital.

                      All forward-looking statements are expressly qualified in their entirety in my cautionary statement. These factors are more fully disclosed in the company's periodic filings with the SEC.

                      And because of the unique nature of this call, we do have a larger cast of participants than usual. Let me just introduce them -- Dr. Garo Armen, Chairman and CEO of Antigenics; Dr. Elma Hawkins, Vice Chairman of Antigenics; Dr. Jonathan Lewis, our Chief Medical Officer; Russell Herndon, our Chief Operating Officer; Dr. Robert (Gail), who's a Consultant with Antigenics; and last, but certainly not least, Dr. Geoffrey Cox, who is Chairman and CEO of Aronex Pharmaceuticals.

                      Before I turn the call over to Dr. Armen, I would just like to remind everybody that the participants will take questions after their formal remarks. Garo?

Garo Armen:           Good morning. Thank you, Gary. We have two agenda items to cover. One is obviously briefly our earnings and the progress we've made in the quarter.

                      And secondly, I'd like to spend a fair amount of time, joined by my colleagues, on the rationale for the Aronex Pharmaceuticals acquisition and how do we plan on integrating the company and taking the programs forward.

                      [Non-merger related matters discussed]

Garo Armen:           Thank you, Jon. Let me now turn the subject matter to
                      Antigenics' proposed acquisition of Aronex
                      Pharmaceuticals.

                      As you may have seen from the press release, we entered into an agreement - a merger agreement to acquire Aronex Pharmaceuticals for a total consideration of approximately $28.6 million in Antigenics stock and potentially the issuance of another 15 cents per share for Aronex stock in consideration of meeting certain milestones by a specific date.

                      Needless to say, we're very delighted with this transaction. The transaction fits very well with our infrastructure strength as well as our future plans for expanding our cancer franchise significantly.

                      This will allow us to potentially get market approval of our cancer products in North America a full year ahead of plan, meaning we're targeting for product approval - the first Antigenics product approval with the proposed acquisition of Aronex Pharmaceuticals at the end of next year versus the end of the year 2003.

                      The acquisition adds four products in intermediate and late stage development to our pipeline. The first product, as I said, is targeted for approval at the end of next year.

                      This is a product for which Aronex had filed an NDA. And the FDA issued a not-approvable letter for the NDA filing subsequently. And Aronex has met with the FDA and gotten comfortable with a game plan that perhaps will get us there in an expedited manner.

                      The second product is an antifungal product that will be again targeted for cancer specialists, sold through the same sales force that we intend to put into place by the end of next year. And this will be targeting a number of broad fungal infections.

                      The third and the fourth products are liposomal formulations of a (platin) analog and an (ethrocyclin) derivative. And these products are targeted to be commercialized sometime in the year 2005.

                      The acquisition means the addition of a new technology platform as well in the form of liposomal drug delivery. All four products in question are liposomal formulations of small molecules. And we intend to benefit from this technology, because it certainly applies to these four products, but perhaps for additional applications in the future.

                      It also means our diversification into small molecules. As you know, we have been a company that has been primarily in the protein therapeutics field. With the acquisition of (akrillus), we moved into naturally derived adjuvent. That's QS-21. And certainly this acquisition will put us in the field of developing and commercializing small molecules.

                      We anticipate it could be potentially accretive to our earnings in the year 2003 and beyond. In the next 18 months, it will mean a modest dilution to us. And beyond that, it will be accretive.

                      We do not anticipate the acquisition to overburden our cash position very significantly. That we have already planned. And we can certainly finance these additional developments from the cash level that we have on our balance sheet.

                      With this, I would like to now turn it over to Dr. Elma Hawkins to talk to you a little bit in more detail about the status of ATRAGEN, the lead product of Aronex Pharmaceuticals.

Elma Hawkins:         Thank you, Garo.

                      As a preamble, I would just like to mention that there are two members of Antigenics' senior management who have quite a bit of working knowledge of ATRAGEN, the liposomal formulation of all-trans-retinoic acid.

                      And I am referring to Russ Herndon and myself in our respective positions at Genzyme, who was a partner at the time with Aronex Pharmaceuticals. This experience gave us a head-start and additional comfort in our due diligence and the decision to go ahead with the proposed transaction.

                      And now as you know, and as Garo has already mentioned, an NDA was filed for ATRAGEN by Aronex Pharmaceuticals at the end of 1998. And this was followed by a not-approvable letter earlier this year.

                      It is our opinion that the most important deficiency that was cited in this letter was related to the demonstration of an identifiable target patient population. We believe that what is necessary to address this deficiency can be obtained from existing data. It is our plan to work very very closely with FDA on this matter and keep them in the loop on both strategy and tactics.

                      Now should it turn out that the data not be sufficient, we are prepared to run a really small, but targeted, trial. And that has already been incorporated in our estimation of a 15 to 18 month timeline for potential approval of ATRAGEN.

                      We believe that in the aggregate the data are very strong. And this was confirmed by an assessment of an independent body that rated the drug's activity at about an 80% complete response rate in patients who had not previously received any treatment.

                      There's another fact that's quite important. And that is that ATRAGEN is also quite far along in development for lymphoma. And that program has received very favorable input and response from the FDA. It is currently in Phase II clinical trials. And it is slated for approval by mid 2003.

                      The other - the remaining product - the other three products also show promise in Phase II and Phase III clinical development. And those are slated for approval in the years 2004 and 2005.

Garo Armen:           Thank you, Elma. I'd like to now introduce Dr. Robert
                      (Gail). Dr. (Gail) is a full time consultant with Antigenics. And he's one of the world's leading experts in leukemia and bone marrow disorders.

                      And he'll give you a perspective on the applications of ATRAGEN and in general all-trans-retinoic acid, which ATRAGEN is a formulation of, in patients with leukemia and perhaps other cancers. Bob?

Robert (Gail):        Good morning. I want to tackle the issue of
                      all-trans-retinoic acid, or ATRA as I'm going to refer to it, in a specific kind of leukemia called acute
                      (proglandacidic) leukemia.

                      And this treatment has proved especially effective. It's really the standard of care for this kind of leukemia. The problem that we've faced is that the drug provided for pharmacological consideration has only been available in an oral form.

                      And something on the order of 25% of people who have this kind of leukemia cannot take the oral formulation. So there's an immediate need. And in fact, the FDA is releasing the drug ATRAGEN, the liposomal form, on a compassionate basis presently.

                      But in my estimation, there's little doubt that the intravenous formulation ATRAGEN would become the preferred route of administration. These are acutely ill persons with leukemia. And the last thing that any of us want to do is to give them tablets with uncertain absorption. And as I said, many of them wind up in the intensive care unit. And we can't really administer the drug properly.

                      The other exciting potential of this drug is that it raises a new paradigm. This is not a cytotoxic agent. This is an agent that causes the leukemia cells to mature and is in some ways a completely different approach to human cancers.

                      We would have liked to continue to treating patients with leukemia and other cancers with ATRA. But that's not possible. You can't really do this for prolonged periods of time, because of toxicities and because the cells become resistant.

                      So the availability of an intravenous formulation is essentially a new cancer drug. I mean, there's no question that it's going to work in acute leukemia -- these data are already clear.

                      But whether it might be effective in other forms of cancer -- we would also like to pursue a differentiation approach rather than just trying to kill the cells -- is uncertain. I mean, some of the trials are already underway in some kidney cancer, in lymphoma, and whatnot. But I see this as an exciting development that broadens the (unintelligible), but more importantly is a totally different paradigm of treating human cancers.

                      I think it has an immediate - it fulfills an immediate need. And it in fact will displace the oral form of ATRA as the preferred treatment of acute (promyelocytic) leukemia. It could very well replace chemotherapy in patients with acute (promyelocytic) leukemia. And it might very well have uses in other cancer - types of cancers.

Garo Armen:           Thank you, Bob. If I can now ask Geoffrey Cox, who is the
                      Chairman and CEO of Aronex, to express his view and his board's view on behalf of Aronex shareholders for this coupling.

Geoffrey Cox:         Thank you, Garo.  And good morning, everyone.

                      The board of Aronex Pharmaceuticals is strongly recommending this merger to our investors. And we think it is attractive on a number of fronts. And specifically, Antigenics has a clear therapeutic focus in oncology and infectious disease. And clearly the drugs which we have been developing fit very neatly into that particular profile.

                      Antigenics has a series of strong, proprietary, and unique technology platforms. Not only are these, as you've already heard this morning, generating a number of targets. But they will continue to generate new targets and new opportunities going forward. And that is very important in terms of future value creation.

                      The company has an experienced management team to support the development programs, obviously a very important part of the process of successfully getting drugs through the approval process.

                      And I particularly want to mention and reinforce Elma Hawkins' comment, because I've known Elma and Russ Herndon from many years of working together at Genzyme. I have a great deal of respect for both of these people, together with their colleagues in the management team at Antigenics.

                      And that gives me a great deal of confidence that this team has the capacity and the experience to be able to move the programs which we are bringing to the merger - be able to move those programs forward and positively impact the progress of those programs.

                      Antigenics also has resources to unlock the values which we believe are presently in these programs. And obviously one of our frustrations, particularly over recent months, has been our ability to be able to really move these programs forward in the way in which we would have liked.

                      And we are obviously very enthusiastic about the energy and the anticipation which has already been expressed this morning about being able to meet - move these programs forward as quickly as possible and to create the value which, as I said, we believe is inherently locked up in these programs at the present time.

                      The other very important thing for shareholders of Aronex is that we believe that Antigenics' stock has significant upside potential going forward. And this is a very important matter, a matter which the board took great consideration of in terms of deciding to go ahead with this merger.

                      And it's very important therefore for our shareholders - the current shareholders of Aronex that they really get the sense that the Antigenics stock, which they will receive in this merger, really has long term potential for significant upside and significant value creation in the future.

                      So all in all this is a transaction which we as a board and I personally feel we can wholeheartedly support. And I thank you this morning, Garo, for giving me the opportunity to comment on that.

Garo Armen:           Thank you very much, Geoffrey. Thank you very much for
                      your kind words. We obviously are in complete agreement and concur with everything that has been said.

                      We're delighted to have the opportunity to take these very worthy technologies and products to their next step of advancement. And we fully intend on committing the resources to do it.

                      So in conclusion, we're very pleased with the progress that we've made with our own programs. We're very pleased with the planned acquisition of Aronex Pharmaceuticals, and having the opportunity to move along all of these very exciting programs forward, and creating a successful fully integrated commercial entity in the field of oncology in North America.

                      Before we get to the questions, I'd like to remind you that for replay information please visit our Web site at www.antigenics.com. Or you may call Barbara (Bennett) in our Investor Relations Department at 212-332-2436.

                      And now I'm delighted to take your questions and have our colleagues collectively address any questions that you may have.

QUESTIONS:

(Stuart) (Rashad):    Thanks. First, Garo, my hat's off to you. What a steal,
                      it's like buying Manhattan for $24.

                      Two questions, first, are there any special payments to the Aronex management? And second, could you go through how you arrive at the 15 cent CVR? Is it based on the worth of the four products in the pipeline? Or is it based on the value that Geoff Cox has added over the past four years?

Garo Armen:           Let me address the contingent rights question first. It
                      was derived as part of achieving a negotiated price for the acquisition.

                      And the 15 cent increment represents, in the event that we get approval for ATRAGEN for any indication within 15 months of the signature of the letter, which is now, we will be obliged to pay the 15 cent incremental value.

                      In addition to that, there are also some upside limits to the up-front costs associated with integrating the two companies, which I do not anticipate will be hit. So contingent rights will be not so much a function of the maximum level allowable by those expenses.

                      In the form of - regarding your first question, whether or not there are any special payments to the Aronex management or employees, certainly this is our second acquisition.

                      And I will tell you that any employment agreement related costs for this acquisition are more modest than the previous acquisition that we made, certainly nothing that I would classify as being out of line, nothing that has been put into place in the last several months before the negotiated transaction occurred.

(Stuart) (Rashad):    Thanks.


Martin (Ross):        Good morning, gentlemen. This is only my second conference call with you. We are fairly recent shareholders. I've got a complex question. Let me break it into two questions.

                      One is that the Aronex acquisition appears to be mostly liposomal-related. And there were three prominent liposomal companies, Liposome, Liposome Tech, and (Nextar), that were all acquired.

                      Each of them were pursuing very similar routes. Both of them - all three of them were in (doxirubicin), as I recall. And in addition, they were working on antifungals. And one of the problems with liposome of course is that they're taken up by the liver. So could you address that?

                      And my second question is, it seems that you have now decided with this acquisition that the company is going to take its destiny in its own hands and become a cancer marketing company and then license out your other technologies. Could you comment on both please?

Garo Armen:           Certainly. And let me address the last one first. It is
                      true that we have taken our destiny into our own hands, which is something that we have signaled to the investment community for quite some time.

                      It has always been our intention to build a commercial organization to sell our own oncology products in North America. And certainly this plays right into that in terms of accelerating our plans to do so.

                      The first question - you asked about the liposomal formulation. It is true that there have been other companies that have had liposomal technology in similar areas, but not in the same area.

                      The previous companies have had liposomal formulations of (ampitheracin), which is a different fungicide, and liposomal formulations of (doxirubicin), which is again a different (anthrocyclin) compound.

                      The emphasis I'd like to make is that ATRAGEN is a product that does work. It is a liposomal formulation of all-trans-retinoic acid. It's the first liposomal formulation of all-trans-retinoic acid, for which there is no competition.

                      It works through a very different route than the previous liposomal anticancer products that have been developed. And so in terms of us being able to commercialize this product, we will do it in the absence of any real competition in an injectable form of this drug.

                      The same thing applies to (niastatin). (Nyotian) is a liposomal formulation of (niastatin), which is a fungicide that's only used topically today because it's not soluble enough to be used in an injectable form.

                      Liposome technology allows it to be an injectable product and be administered for a broad spectrum of fungal infections that (ampitheracin) doesn't directly address. So it is a value-added product, because fungal infections, as you know, are a major problem. And there are very very limited products out there that have any efficacy - any meaningful efficacy.

                      The latter two fall into the category that you described. One is a liposomal formulation of (anthrocyclin), a chemotherapeutic, not (doxirubicin). So this is a different chemical entity. It's a new chemical entity.

                      And the same thing applies to Araplatin, which is also a new chemical entity. It's a liposomal formulation of a (platin) analog that substantially addresses some of the major side effects of typical (platin) compounds that I use in the clinic today.

Martin (Ross):        Garo, could you explain this in terms of Johnson & Johnson with their powerful position in vitamin D derivatives as to what they may be doing in the (retinin-like) area? And do you see them also working in this same mode?

Garo Armen:           Okay. I'll ask Dr. (Gail) to perhaps answer this question.

Robert (Gail):        No, these are all retinoids. It's like saying that a Fiat
                      and a Mercedes are both cars. This retinoic acid doesn't work in leukemia. And it's been disappointing in cancer.

                      (Hatra), the oral form and the liposomal form, clearly, you know, induce - their active agent is cancer. And there's no question about it. There's, you know, more than 100 subjects treated with it. And they get remission. So it's a black-and-white issue. It's an effective - we know the liposomal form works.

                      It isn't targeted towards, you know, acne or any of the other issues where the (unintelligible) form of the drug is targeted. So it's just the same name, different formulations, different biochemical properties and different target diseases.

Dan (Delong):         Yes, good morning, gentlemen. What's going to happen with
                      the merger? Is Dr. Cox going to come over to the new - in any capacity? And what will happen to the campus and the employees in the Woodlands?

Garo Armen:           Dr. Cox will be certainly a consultant for us for some
                      period of time. And he has expressed to pursue other interests beyond that. But we certainly would love to benefit from his knowledge of the company and his expertise and tenure there for the last several years.

                      In terms of our intentions to continue with the facilities in Houston, we'll go through a transition period, during which all of the Aronex facilities, people, and effort, to the extent that's feasible, will be consolidated to our site in Boston. So the plan is over the next year or so to wind down operations in Woodlands Texas and to consolidate everything in Massachusetts.

Peter Ginsberg:       [Non-merger matters discussed]

Peter Ginsberg:       Sounds great. And switching gears then, in terms of -
                      Elma, you mentioned the most important deficiency described in the FDA letter regarding ATRAGEN was the lack of an identifiable target patient population. And I wonder if you could go into a little more detail on that, since these are APL patients, to learn how that would be segmented.

                      And then secondly, you mentioned that of course you worked with Genzyme when Genzyme was partnered with Aronex. I was wondering why Genzyme didn't exercise the rights to that product, ATRAGEN, back in '99.

Elma Hawkins:         Okay. Let me talk about - just very briefly about your
                      first question. I mentioned that it looks as though the most important deficiency is one of not having in the actual submission having established an identifiable patient population.

                      And that patient population is the one who cannot take oral all-trans-retinoic acid. So this could, for example, encompass very small children, people with GI problems, patients who are intubated, and so forth.

                      Now there are definitely those patients in various clinical trials. And it is our job now to compile all of these patients, document the need for an IV formulation in those particular patients, and then take a look at what the efficacy is within that target patient population. And once again, as I said, it is possible that that information could all come from the existing data.

Garo Armen:           And, Peter - I mean, I will ask Dr. (Gail) to perhaps to
                      expand on this in terms of the specific patients out there that are there who cannot take oral ATRA.

Robert (Gail):        Hi, Peter. Yes, 25% of all of the patients with this
                      disease either start off or wind up in a circumstance where you can't use the oral formulation, for example, people that are intubated.

                      Now we've tried grinding up these tablets and putting them in an (NG) tube, things like that. And it simply doesn't work. We haven't been able to get measurable levels in the blood. And we've been forced therefore to switch them to chemotherapy.

                      But I think more importantly is that giving these - these are, as you know, acutely ill hospitalized people. It was never the intention to treat them with drugs by mouth. They're only being treated with the oral formulation because there was no (perennal) formulation.

                      No one wants to face leukemia induction chemotherapy - or therapy -- not chemotherapy, but therapy -- on an oral medication with an unsure absorption, et cetera.

                      So, I mean, the model for this of course is a drug called (busulfan), which is used widely in cancer -- it goes under the name of (Myloran) -- which has been only available as an oral formulation. Giving it to bone marrow transplantations has been a nightmare with not reproducible blood levels and unavoidable toxicities.

                      And now that there's been an intravenous form approved and it's now available, I'd say 100% of patients have been converted to the intravenous form. And that's what I anticipate as being the ultimate target population, which is essentially all of the people with this disease. But the definition of the target for registration and licensure is exactly the one that Elma mentioned.

Peter Ginsberg:       What was the percent that you mentioned again, Bob, that
                      couldn't take it orally?

Robert (Gail):        Well 25%...

Peter Ginsberg:       Twenty-five.

Robert (Gail):        ...either initially or after the first two or three doses, wind up in the ICU or they become untreatable.

Peter Ginsberg:       Okay.  Thanks.

Garo Armen:           Back to your first question, Peter - second question,
                      sorry.

Elma Hawkins:         Peter, as it pertains to the Genzyme agreement, I sort of
                      have to go back here in my memory. But if I recall correctly, the agreement between Genzyme and Aronex -- or actually at the time it was called (Argus) Pharmaceuticals
                      -- was to conduct a trial in Kaposi's sarcoma.

                      And that trial, I believe, was halted prematurely. And the reason for that was pretty much the disappearance of that particular patient population. And if there's any information that Dr. Cox could add to that, I would certainly draw on him as well.

Geoffrey Cox:         Elma, I think that your recall is correct. The Kaposi's
                      marketplace, which was significant when we started doing that trial, changed significantly with the advent of the new drugs which came on the market at that time.

                      At that juncture also Genzyme was in the process of reviewing their overall R&D expenditures and their therapeutic focus, particularly in some of the gene therapy areas. And it was taken a decision to not support the action program going forward.

                      I have to say that Genzyme has continued to be actually a very good partner to us in many other respects. As long as we have progressed forward, it has always been extremely cooperative and helpful with us at that - as that contract has changed. So it continued to be a warm relationship. It was just that there was a change of focus as far as Genzyme was concerned.

Peter Ginsberg:       Okay.  Thanks.

Steve (Har):          Good morning, gentlemen. And I have a couple of questions
                      here for you. First of all, is (niastatin) a cytotoxic or a cytostatic agent? And how do you expect it to compete with liposomal (unintelligible), you know, with (Vefend) and candida?

Garo Armen:           I'll ask Dr. (Gail) to address the question.

Robert (Gail):        No, it's a (polene) that integrates into the fungal cell
                      wall and is a very effective agent. It's cytotoxic.

                      It's a great drug against candida. And it's really been limited by the fact that you can't give it (perennally). And that has been the problem. And we are, I would say, desperate for novel antifungal agents.

                      (Antho) is an effective, but toxic drug. And the liposomal formulation is -- I hope I'm not misstating it -- marginally more effective. Everyone would like to have another - you know, our armamentarium in fungal disease is trivial when you compare it to bacterial disease.

                      So this would be a great drug. It actually is active against (espergilla), and (toxigeodomicosis), and a bunch of other fungi. And that hasn't been known, because one hasn't been able to give this. So in vitro, in the test tube, it acts against these other fungi. And I think it'll be, assuming these trials go forward as they seem to be going forward, really important.

                      Another issue with it is that the potential users of it overlap the users of ATRA, for example. I mean, this is a drug that's going to be focused on oncologists - mostly medical oncologists.

                      So it's - in a certain way, it's an anticancer agent. Or it targets the same market. And I think that probably would have implications for Antigenics in terms of their ability to market it.

Steve (Har):          Okay. And looking at Araplatin and (anomycin), do you
                      have - what is the active ingredient? Are they - have they ever been studied in humans or in animals before?

Elma Hawkins:         The active ingredient, obviously, in liposomal (anomycin)
                      is the paired product, (anomycin) itself. And in structure, it is quite similar to (doxirubicin). But it is designed to overcome the cardio-toxicity that is connected with (doxirubicin).

Garo Armen:           Jon will elaborate if you want.

Elma Hawkins:         Let me talk after Jon.

Jonathan Lewis:       Steve, this is Jon Lewis. Let me just add one other thing
                      about it. It's designed to do that. It's also designed specifically to overcome the MDR phenomenon, which is the muscle drug resistance gene.

                      And so with that, it has a very similar range of effects in terms of (doxirubicin), but specifically will be far less cardiac toxic and be able to overcome MDR. The other agent, which is Araplatin, is a (platin) derivative. And it has a very similar spectrum of action. But again, there's much much less toxicity.

                      By far the most promising results of that to date have been specifically treating a disease called
                      (mesocellioma), for which really there's no effective treatment at all.

                      And in some Phase II trials done at the Indiana Cancer Center by Aronex, they have seen dramatic responses as measured by pathologic responses in terms of patients treated with this disease. Again, the specific ingredient there is (platin). Again, the benefit here, it's just much less toxic.

Steve (Har):          Thanks. But one last question, are you guys going to owe
                      Genzyme any royalties going forward for ATRAGEN?

Elma Hawkins:         There is an outstanding sum that needs to be paid. And we
                      can put it in - royalties in quotation marks. But it essentially kicks into effect with the first few million dollars in sales. And it is not a large sum.

Steve (Har):          Thanks a lot, appreciate it.

Operator:             Your next question comes from (Stuart) (Rashad) of
                      (Merlin) Biomed.

Frank (Zavro):        Hi. It's actually Frank (Zavro). My congratulations to Dr.
                      Armen and the Antigenics team as well. My question is for Geoff.

                      It's kind of - there's kind of an interesting analysis if you look at the fact that the biotech index is down 1% today, and we just, being generous, called it flat, and Antigenics' stock is up between 50 and 70 cents today, and about $1 is being recognized by Aronex shareholders.

                      If you add up all the pieces, it looks like the market is recognizing between $1.75 and $2 as the value of the deal. And I was just wondering if you could run through your valuation analysis and why it is so different than the market's. If you could explain that to me, that would be great. Thank you.

Geoffrey Cox:         Well I think that at the end of the day we have been
                      extremely careful about taking the advice of our bankers about the fairness of this opinion - this deal.

                      We were quite - Robertson Stephens is helping us in that process. And from that fairness opinion, we feel that what we have been offered from Antigenics in relation to both our trending averages over recent days and weeks, I think, is appropriate.

                      Are we disappointed that we cannot recognize more value? Clearly for all of us who have put a lot of effort and time into trying to develop these products and to bring value to our investors, we're obviously disappointed that the scenario is not all that we could have wished for.

                      At the same time, I would repeat what I said previously, the opportunity to bring these programs into Antigenics, a company who believe - we believe has got the resources and the abilities to be able to unlock the value in these programs, and a company also which itself has significant upside potential.

                      All the advice that we have been given, in a very rigorous fashion, the board has adopted and has indicated that this is an appropriate value for our company at this point in time and a very fair approach from Antigenics.

Frank (Zavro):        Thank you.

Geoffrey Cox:         Would - I'd just invite Dr. Armen whether he wishes to
                      comment further on what I've just said.

Garo Armen:           Thank you, Geoffrey. I think you have said it very well. I mean, we went through a very exhaustive process of doing our due diligence, justifying value so that we could create a situation which would be beneficial for the shareholders of both companies, because at the conclusion of this transaction, there'll be one set of shareholders.

                      And we hope that the plan we have in place will create significant value for both the Aronex shareholders on an ongoing basis as well as Antigenics' shareholders.


Michael King:         Okay, great. Sorry I'm so far back in the queue. I've been sitting here trying to come up with a better superlative than (Stu) (Wisebras). And I just couldn't do it.

                      So I just want to ask a couple of other questions just sort of randomly. In terms of (anomycin's) potency, how does the potency compare to (doxirubicin)?

Garo Armen:           Michael, it's probably - (anomycin) is the fourth product
                      in the pipeline. And I may ask for Geoffrey's help on this. But it is the least developed in terms of it having been tested in people. For example, (araplatin) is tested in over 160 patients. (Anomycin) is tested in, I believe, somewhere around 70 patients.

                      So I don't - I think it's a little premature to make a substantial judgment on direct comparison, particularly since there has not been really a comparative trial done. But, Geoffrey, would you like to add anything to that?

Geoffrey Cox:         Yes, I'll try. I'll do my best. But I would also just say
                      that I'm speaking a little bit off the cuff in terms of my memory on this.

                      But my belief is that (anomycin) and (doxirubicin) have similar potency on a molecule-for-molecule basis. But I think where the difference is is that there is a very different profile in terms of the toxicity, which means that you can use significantly larger quantities of (anomycin) potentially in patients.

                      And in view of the fact that you don't get the same cardio-toxic effect, it is pretty important, particularly where you have patients who potentially already have heart disease developing, where you don't want to give large quantities of (doxirubicin), which clearly can impact on a lifetime basis the long term cardiac health of a patient.

                      And certainly we're seeing a very very different profile with (anomycin) in the trials that we've carried out. And we do in fact have some data on (anomycin), which will be presented at ASCO, on an (AML) trial which was carried out here at M.D. Anderson, which will be at the upcoming meeting in May. So it may be interesting for people to look at that to get some guidance on that particular point.

Michael King:         Okay, we'll do that. Typically though the drugs that - it
                      seems that the drugs that (unintelligible), you know, have showed improved side effect profile will also have, you know, the liability of not having, you know, equal potency. So we'll see if we can dredge up some pre-clinical work on that.

                      A question also about (araplatin) and (anomycin), are there any royalties owed to anybody on those molecules at all?

Garo Armen:           There are some modest royalties owed to M.D. Anderson,
                      Michael.

Michael King:         To M.D. Anderson, okay. And then with ATRAGEN, can you
                      talk about why you chose renal cell? I assume it's metastatic renal cell as well. And why was that chosen as opposed to some other cancers?

Garo Armen:           Geoffrey, would you like to address that first...

Geoffrey Cox:         Yes, by all means. That actually developed out of an
                      investigative response at (IMD), Dr. (Nanus) (Bornell), I believe, who initiated some of those studies. There was quite a bit of evidence in the literature of the synergistic activity between retinoid and interferon.

                      And he wanted to explore that particular synergy. And we've been working with him in that particular area. So in renal cells actually we've been working in a combination therapy with interferon.

                      And there certainly appear to be some of these synergies in that particular indication. Again, some of that data is being published - is being presented, again, at ASCO in the middle of May by Dr. (Bornell).

Martin (Ross):        Yes, hi. I don't believe in congratulating management on
                      their acquisitions or moves. But I do put my money where my mouth is. And I'm a shareholder. And so far I'm happy.

                      My question is concerning ATRAGEN -- and this was touched upon with the other product -- whether it permits through the liposomal formulation larger doses for those patients that would normally be on an oral form.

                      And also related to Aronex, I would assume that there were other projects - back-burner projects that Aronex might have addressed had it the ability to fund these programs. Are there any things on the shelf that we might see under the combined aegis of both companies?

Garo Armen:           Let me address the second question. And I'll turn it over
                      to Dr. (Gail) to address the first one.

                      It is true that Aronex does have some technologies which are worth looking into. They did not factor into our valuation of the company simply because they're very early stage development programs and technology platforms that perhaps require additional attention.

                      We intend on diligently looking at all of that and uncovering value where there is value. It's very premature to make any judgments or to hold any hope that we will have something out of those programs. But is it worth looking at diligently? The answer is yes. And we intend on doing it.

                      And if Dr. (Gail) could address the first question on (unintelligible)...

Robert (Gail):        Yes, that's a very good question. This is one of these
                      unique situations where everyone who could is already going into remission.

                      That is, if the remission rate with ATRAGEN or with ATRA -- I've indicted the reasons for preferring ATRAGEN -- is approaching 80%, then the 20% of people who don't go into remission don't go into remission because they die of the complications of the disease, not because they have resistant cancer.

                      So while it is true that serum levels are almost 15 times higher with a (perennal) form of ATRAGEN, that in fact is not - it's a good thing. And it's a reliable thing. And it's a quantitatible (sic) thing. But in fact the drug works. And it works exquisitely well.

                      But the real, I think, question here is - our current strategy is to use ATRA or ATRAGEN to get people into remission. But because you can't give the oral formulation for prolonged periods of time, we have to switch after that to cytotoxin chemotherapy with all of its adverse effects to prevent them from getting their leukemia back.

                      Now the ATRAGEN has a different pharmacology and a different biodistribution and can be given for prolonged periods of time. And therefore it is potentially usable as the sole treatment agent in these patients with leukemia.

                      And in fact there are published data of such patients which suggest that the outcome for persons who never seek chemotherapy is as good as giving them chemotherapy.

                      So that is another whole market. That is, would ATRAGEN replace chemotherapy entirely, not just remission induction, but for the treatment and the cure of (proglandacidic) leukemia? And I think there's a reasonable chance and preliminary data in humans that suggests that might be the case.

                      And because it's a different drug than ATRA, as I said, its potential role in other cancers needs to be explored, especially in combination with agents like interferon with the target being this different paradigm of differentiation rather than cytotoxicity.

Martin (Ross):        One other question, if I may, Garo. I asked in the last
                      conference call what your plans were regarding licensing.
                      Given all the patents that you're building, are you yet entering any kind of early negotiation stages?

Garo Armen:           The answer is several-fold. As you know, with our QS-21
                      program we have a very robust partnering program actually.
                      And that is mostly being explored, Number 1.

                      Number 2, as you have mentioned very correctly, there are a number of other technology platforms that we have within Antigenics, including our heat shock protein technology, our newly discovered CD91 small molecule discovery program, and two additional technologies in the form of CD1 and KT cells.

                      And we have very active efforts right now in all of these areas to partner indications and products that we cannot fully develop with our own resources. And you will see some of these things come to fruition towards the end of the year. It is factored into our revenue estimate for this year. And we intend on delivering them by - during the course of year 2001.
                      [Non-merger matters discussed]

Peter Ginsberg:       [Non-merger matters discussed]

                      And second of all, Aronex' spend rate in the fourth quarter was about $4 million. Should that continue going forward? Or should that go up or decline?

Garo Armen:           Let me ask - I'll answer the second question, Peter. The
                      burn rate of Aronex right now is somewhere around $500,000 a month. We anticipate that that burn rate will go down as we unwind the Houston facility over the next, you know, number of months.

                      So the burn going forward will be associated with clinical trial development and regulatory expenses rather than carrying a large infrastructure on an ongoing basis forward.

                      [Non-merger matters discussed]

Jonathan Lewis:       That (unintelligible).

Garo Armen:           Okay.

Peter Ginsberg:       Thanks.

Garo Armen:           Well thank you, ladies and gentlemen, for joining us to
                      get a debriefing on all of the developments at Antigenics.
                      And thank you, (Andy), for your attentive service.

                                       END